Mail Stop 6010

      November 25, 2005


VIA U.S. MAIL AND FACSIMILE (847) 229-2235

Laurence P. Birch
Chief Financial Officer
Aksys, Ltd.
Two Marriott Drive
Lincolnshire, Illinois  60069

      Re:	Aksys, Ltd.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
		File No. 000-28290

Dear Mr. Birch:

      We have reviewed your response letter dated October 31, 2005 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Results of Operations

Revenue, page 31

1. We note your response to comment one and six in our letter dated
October 17, 2005 and the revised response included in your Form
10-Q
for the nine months ended September 30, 2005. It does not appear as though your disclosure describes the circumstances that occurred during the period under discussion that resulted in material changes to your revenue from sales of machines. For example, your revenue from product sales decreased 60% from the nine months ended September
30, 2004 to the nine months ended September 20, 2005, yet your discussion does not explain why this decrease has occurred.
Please
revise in future filings.
2. In addition, in future filings please clarify whether the number of patients includes those who are being treated through sales and rentals or only through rentals. You should also clearly disclose how patient growth impacts your rental and service and supplies revenue.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 46

(f) Long-Lived Assets, page 47

3. Refer to your response to prior comment two in our letter dated October 17, 2005. You explain that you record transfers of machines from inventory to equipment and leased assets as an outflow of operating cash flows for inventory until the machine is placed in service as demonstration equipment or rental units, which is shown as an outflow of cash as an investing activity. It appears as though you should only show cash used for the purchase of the machines as cash used at the time the cash is disbursed and then disclose the non-cash event of transferring the machines to service as demonstration equipment or rental units as a footnote disclosure. Please tell us in detail why you believe that your current presentation complies with SFAS 95.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3604 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant

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Mr. Birch
Aksys, Ltd.
November 25, 2005
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